

September 14, 2012

<u>Via E-mail</u>
Henry T. Cochran
Chief Executive Officer
Sinohub, Inc.
6/F, Building 51, Road 5, Qiongyu Road
Nanshan District, Shenzhen 518057
People's Republic of China

> **Re: Sinohub, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 8-K dated September 6, 2012**
> **Filed September 12, 2012**
> **File No. 001-34430**

Dear Mr. Cochran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 9A. Evaluation of Disclosure Controls and Procedures, page 51

1. We note your disclosure in Amendment No. 2 to the Form 10-K for the year ended December 31, 2010, filed on February 28, 2012, that you had identified a material weakness in your internal control over financial reporting caused by a

lack of personnel with sufficient knowledge of US GAAP. In that filing, you provided a remediation plan which you described as being "in process." Separately, we note your disclosures here in the Form 10-K for the year ended December 31, 2011 that you have remediated a material weakness in internal control over financial reporting relating to your accounting for stock purchase warrants. Please address the following:

- Explain how your evaluation of your internal controls over financial reporting for the year ended December 31, 2011 has considered the material weakness disclosed in the Amended December 31, 2010 Form 10-K regarding your lack of personnel with sufficient knowledge of US GAAP.

- Please explain to us how you were able to conclude that you had remediated the material weakness in internal control over financial reporting as of December 31, 2011. In this regard, we note that your filing on February 28, 2012 indicated that the remediation plan was in process. As such, it is not clear to us how you could conclude that the material weakness was remediated at December 31, 2011. Please advise or revise.

- Further to the above, please provide us with a detailed description of the remediation actions taken and implemented at December 31, 2011 to address the material weakness relating to your lack of personnel with sufficient knowledge of US GAAP.

- Please also consider the comments above as it relates to your conclusions on your disclosure controls and procedures in the December 31, 2011 Form 10-K and the March 31, 2012 Form 10-Q.

Form 8-K dated September 6, 2012

2. We note your disclosure that you were unable to provide sufficient documentation in order to allow your independent registered public accounting firm to complete its interim review of your financial statements. You disclose questions surrounding three areas: revenue recognition for spot sales, potential tax liabilities relating to spot sales, and the use of personal bank accounts for registrant business. Please describe to us in detail the nature of each of the underlying transactions for which you were unable to provide sufficient documentation. In this regard, address the following:

- Describe your accounting for each of these transactions and your basis for that accounting.

- Tell us what periods are affected by your inability to provide sufficient documentation.

- Provide a summary of the amounts involved for each transaction and the related financial statement line items affected.

- For each item, tell us the steps you have taken (or plan to take) to correct each reported event.

3. In light of your disclosures here and your disclosures in Forms 8-K filed August 21 and August 24, 2012, please explain to us how you have considered the effects of these events on your prior conclusions regarding your disclosure controls and procedures and your internal controls over financial reporting. In this regard, we specifically note your statement in the Form 8-K filed August 24, 2012 that the delay in filing the Form 10-Q "is due to the Registrant's inability to timely process the financial information for the quarter."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Henry T. Cochran
Sinohub, Inc.
September 14, 2012
Page 4

If you have any questions, please call Dennis Hult, Reviewing Accountant, at 202 551-3618 or me at 202 551-3643. You may also speak with Martin James, Senior Assistant Chief Accountant at 202 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief